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FORM 4                                                     OMB APPROVAL
                                                  ------------------------------
                                                  OMB NUMBER  3235-0287
                                                  EXPIRES:  FEBRUARY 1, 2001
                                                  ESTIMATED AVERAGE BURDEN
                                                  HOURS PER RESPONSE ....... 1.0
                                                  ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
       SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR
               SECTION 30(1) OF THE INVESTMENT COMPANY ACT OF 1940

/ / CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16. FORM 4 OR FORM 5 OBLIGATIONS MAY CONTINUE. SEE INSTRUCTION 1(b).

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1.   Name and Address of Reporting Person

   Clemens                           Peter                 A.
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   (Last)                           (First)             (Middle)

             C/o Halsey Drug Co., Inc. 695 N. Perryville Rd. Bldg. 2
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                                    (Street)

   Rockford,                       Illinois              61107
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Halsey Drug Co., Inc.                   Symbol:  HDG
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


          4/00
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     /X/  Director                             / /  10% Owner
     /X/  Officer (give title below)           / /  Other (specify below)
Vice President & Chief Financial Officer
________________________________________________________________________________

           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED

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
                                                                                                               6.
                                                                4.                              5.             Owner-
                                                                Securities Acquired (A) or      Amount of      ship
                                   2.            3.             Disposed of (D)                 Securities     Form:      7.
                                   Transaction   Transaction    (Instr. 3, 4 and 5)             Beneficially   Direct     Nature of
                                   Date          Code           ----------------------------    Owned at End   (D) or     Indirect
1.                                 (Month/       (Instr. 8)                     (A)             of Month       Indirect   Beneficial
Title of Security                  Day/          ------------                   or              (Instr. 3      (I)        Ownership
(Instr. 3)                         Year)          Code     V        Amount      (D)    Price    and 4)         (Instr.4)  (Instr. 4)
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


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


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                          (over)

                  (Print or Type Responses)     SFC 1474 (3/91)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                 2.                                                                                       Deriv-    of
                 Conver-                      5.                              7.                          ative     Deriv-   11.
                 sion                         Number of                       Title and Amount            Secur-    ative    Nature
                 or                           Derivative    6.                of Underlying      8.       ities     Secur-   of
                 Exer-             4.         Securities    Date              Securities         Price    Bene-     ity:     In-
                 cise     3.       Trans-     Acquired (A)  Exercisable and   (Instr. 3 and 4)   of       ficially  Direct   direct
                 Price    Trans-   action     or Disposed   Expiration Date   ----------------   Deriv-   Owned     (D) or   Bene-
1.               of       action   Code       of (D)        (Month/Day/Year)            Amount   ative    at End    In-      ficial
Title of         Deriv-   Date     (Instr.    (Instr. 3,    ----------------            or       Secur-   of        direct   Owner-
Derivative       ative    (Month/  8)         4 and 5)      Date     Expira-            Number   ity      Month     (I)      ship
Security         Secur-   Day/     -------    ------------  Exer-    tion               of       (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)       ity      Year)    Code  V     (A)   (D)    cisable  Date     Title     Shares   5)       4)        4)       4)
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
5% Convertible
Senior Secured                                                                Common
  Debentures     $ 1.404  3/10/98   A          (1)          3/10/98  3/15/03  Stock      71,225            71,225      D
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                                                                              Common
   Warrants      $ 1.404  3/10/98   A          (1)          3/10/98  3/15/05  Stock      10,791            10,791      D
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                                                                              Common
   Warrants      $ 2.279  3/10/98   A          (1)          3/10/98  3/15/05  Stock      10,526            10,526      D
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5% Convertible
Senior Secured                                                                Common
  Debentures     $ 1.404  6/12/98   A          (2)          6/12/98  3/15/03  Stock      17,121            17,121      D
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                                                                              Common
   Warrants      $ 1.404  6/12/98   A          (2)          6/12/98  3/15/05  Stock       2,594             2,594      D
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                                                                              Common
   Warrants      $ 2.279  6/12/98   A          (2)          6/12/98  3/15/05  Stock       2,530             2,530      D
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 Non-qualified                                                                Common
 Stock Options   $ 2.375  2/19/98   A                         (3)    2/19/08  Stock     300,000           300,000      D
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5% Convertible
Senior Secured                                                                Common
  Debentures     $1.1312   4/1/99   A          (5)           4/1/99  3/15/03  Stock       1,370             1,370      D
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 Non-qualified                                                                Common
 Stock Options   $ 1.125  4/12/99   A          (4)           3/8/00   3/8/09  Stock     100,000           100,000      D
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5% Convertible
Senior Secured                                                                Common
  Debentures     $2.4250   7/1/99   A          (5)           7/1/99  3/15/03  Stock         647               647      D
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 Non-qualified                                                                Common
 Stock Options   $ 1.875  2/17/00   A          (4)          2/17/01  2/17/10  Stock     125,000           125,000      D
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5% Convertible
Senior Secured                                                                Common
  Debentures     $ 1.722   4/1/00   A          (5)           4/1/00  3/15/03  Stock         923               923      D
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

EXPLANATION OF RESPONSES:

(1) Purchased in connection with a private offering on March 10, 1998 consisting of a Convertible Debenture convertible at any time and Stock Purchase Warrants (10,791 shares of which are presently exercisable at $1.404 per share and 10,526 shares of which are presently exercisable at $2.279 per share).

(2) Acquired pursuant to an option exercise in June 1998, consisting of: (i) a Convertible Debenture, convertible at any time, (ii) Warrants to purchase shares of common stock (2,594 shares of which are presently exercisable at $1.404 per share and 2,530 shares of which are presently exercisable at $2.279 per share.

(3) Options vest quarterly, with 25,000 options vesting every quarter effective May 1, 1998.

(4)  Options vest 25% annually.

(5) Certain quarterly interest payments are paid in the form of convertible debentures.

By: /s/ Peter A. Clemens                                 May 1, 2000
---------------------------------------------            -----------------------
        Peter A. Clemens
        SIGNATURE OF REPORTING PERSON


INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE PROVIDED IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.